FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


             /_/ Check this box if no longer subject to Section 16.
                   Form 4 or Form 5 obligations may continue.
                              See Instruction 1(b).


1.   Name and Address of Reporting Person*: Article VII Trust Created Under the
                                                Rene Anselmo Revocable Trust
                                                        Dated 6/10/1994
                                                  (the "Article VII Trust")
                                            -----------------------------------
                                            (LAST)      (FIRST)      (MIDDLE)

                                    c/o PanAmSat Corporation One Pickwick Plaza
                                    -------------------------------------------
                                                      (STREET)

                                    Greenwich,      Connecticut        06830
                                    -------------------------------------------
                                      (CITY)          (STATE)          (ZIP)


2.   Issuer Name and Ticker or Trading Symbol:
           PanAmSat Corporation-SPOT

3.   IRS or Social Security Number of Reporting Person  (Voluntary):

4.   Statement for Month/Year:
         4/1997

5.   If Amendment, Date of Original:
      (Month/Year)

6.   Relationship of Reporting Person to Issuer:     (Check all applicable)

____  Director

____  Officer (give title below)

__X__  10% Owner

_____  Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

___  Form filed by One Reporting Person

___  Form filed by More than One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned


1.   Title of Security:
      (Instr. 3)
         Common Stock, par value $0.01 per share ("Common Stock")

2.   Transaction Date:
      (Month/Day/Year)
         4/7/97

3.   Transaction Code:
      (Instr. 8)
      Code                 V
      C(1)

4.   Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

      Amount       (A) or (D)           Price
     13,760,778        A(1)              (1)


5.   Amount of Securities Beneficially Owned at End of Month:
      (Instr. 3 and 4)
         13,760,778

6.   Ownership Form:   Direct (D) or Indirect (I):
      (Instr. 4)
         D

7.   Nature of Indirect Beneficial Ownership:
      (Instr. 4)





Reminder:Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).




           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)


1.   Title of Derivative Security:
      (Instr. 3)
         Class A Common Stock, par value $0.01 per share

2.   Conversion or Exercise Price of Derivative Security:
         (2)

3.   Transaction Date:
      (Month/Day/Year)
         4/7/1997

4.   Transaction Code:
      (Instr. 8)
      Code                 V
     C(3)

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

       (A)                 (D)
                       13,760,778


6.    Date Exercisable and Expiration Date:
       (Month/Day/Year)

       Date Exercisable             Expiration Date
       immediately                  None


7.   Title and Amount of Underlying Securities:
       (Instr. 3 and 4)

      Title                Amount or Number of Shares
      Common Stock         13,760,778


8.   Price of Derivative Security:
      (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of Month:
      (Instr. 4)
         15,194,535

10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):
       (Instr. 4)
         D

11.  Nature of Indirect Beneficial Ownership:
       (Instr. 4)


Explanation of Responses:

(1) Pursuant to a Voting Trust Agreement among the several holders of all of the issued and outstanding shares of Class A Common Stock of the Company, the Voting Trust is the direct beneficial owener of all of the issued and outstanding shares of Class A Common Stock. On April 7, 1997, 13,760,778 shares of Class A Common Stock beneficially owned by the Article VII Trust and that were held by the Voting Trust were voluntarily converted at no cost into 13,760,778 shares of Common Stock of the Company.

(2) Each share of Class A Common Stock is convertible at no cost into one share of the Company's Common Stock, par value $0.01 per share.

(3) The 15,194,535 shares of Class A Common Stock for which the Article VII Trust claims beneficial ownership are held for the benefit of Article VII Trust by the Voting Trust. The Voting Trust holds all of the 21,231,415 issued and outstanding shares of Class A Common Stock of the Company, for which, other than the 15,194,535 shares held for the direct benefit of the Article VII Trust, the Article VII Trust disclaims beneficial ownership. On April 7, 1997, 13,760,788 shares of Class A Common Stock beneficially owned by the Article VII Trust were voluntarily converted into 13,760,788 shares of Common Stock of the Company.


                                                *Mary Anselmo, Joint Trustee

** Intentional misstatements or omissions       /s/ James W. Cuminale
   of facts constitute Federal Criminal         ---------------------------
   Violations. See 18 U.S.C. 1001 and           ** Signature of Reporting Person
   15 U.S.C. 78ff(a).                            * By: James W. Cuminale
                                                       Authorized Signatory

                                               Date: May 2, 1997

Note: File three copies of the Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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